SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ________)1

Western Alliance Bancorporation
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(Name of Issuer)

Common Stock, $0.0001 par value per share
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(Title of Class of Securities)

957638 10 9
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(CUSIP Number)

December 31, 2005
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957638 10 9	SCHEDULE 13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert G. Sarver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only ...........................................

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 3,552,021

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 3,552,021

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,552,021

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 957638 10 9	SCHEDULE 13G

Item 1(a)	Name of Issuer:

The name of the issuer is Western Alliance Bancorporation, a Nevada corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office and mailing address of the Issuer is 2700 West Sahara Avenue, Las Vegas, Nevada 89102.

Item 2(a)	Name of Person Filing:

The name of the person filing this statement is Robert G. Sarver (the “Reporting Person”).

(b)	Address of Principal Business Office:

The Reporting Person’s principal business address is c/o Western Alliance Bancorporation, 2700 West Sahara Avenue, Las Vegas, Nevada 89102.

(c)	Citizenship:

The Reporting Person is a United States citizen.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Common Stock, $0.0001 par value per share (the “Common Stock”).

(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 957638 10 9.

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,552,021.[2]

_________________________

2   The number and percentage of shares of common stock shown as beneficially owned by the Reporting Person represent: (i) 2,192,316 shares held directly by the Reporting Person, (ii) 78,429 shares held by Sarver Family Trust dated 9/29/97, (iii) 166,022 shares held by SF III Limited Partnership, (iv) 31,374 shares held by Vulture II Corporation, (v) 25,000 shares held by The Robert G. Sarver Trust dated 9/29/97, (vi) 30,000 shares held by his spouse, and (vii) the right to acquire beneficial ownership of 1,028,880 shares.

CUSIP No. 957638 10 9	SCHEDULE 13G

(b)	Percent of class:	14.9%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 3,552,021.
	(ii)	Shared power to vote or to direct the vote: 0.
	(iii)	Sole power to dispose or to direct the disposition of: 3,552,021.
	(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certification.

N/A

CUSIP No. 957638 10 9	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

(Date)

/s/ Robert G. Sarver

(Signature)

Robert G. Sarver, Chairman,

President and CEO

(Name/Title)